AB 6/26

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 0 2008
DIVISION OF MARKET REGULATION

UNI
SECURITIES AND
Washin

08031783

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-48886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dundee Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 0 7 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ________________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

February 28, 2008

Auditors' Report

To the Shareholder of
Dundee Securities Inc.

We have audited the accompanying statement of financial condition of **Dundee Securities Inc.** (a wholly owned subsidiary of Dundee Securities Corporation) as at December 31, 2007 and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of **Dundee Securities Inc.** (a wholly owned subsidiary of Dundee Securities Corporation) as at December 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

PRICEWATERHOUSECOOPERS

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Corporation)
Statement of Financial Condition
As at December 31, 2007

(expressed in U.S. dollars)

	$
Assets	
Current assets	
Cash	1,597,926
Other assets (note 6)	144,633
	1,742,559
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	32,040
Due to carrying broker (note 3)	79,485
	111,525
Shareholder's Equity	
Capital stock (note 4)	1,500,000
Retained earnings	131,034
	1,631,034
	1,742,559

The accompanying notes are an integral part of these financial statements.

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Corporation)
Statement of Operations
For the year ended December 31, 2007

(expressed in U.S. dollars)

	$
Revenue	
Commission income	5,945,973
Foreign exchange gain	25,296
	5,971,269
Expenses	
Variable compensation (note 3)	2,973,482
Processing costs (note 3)	2,944,598
Trading and administration	52,778
	5,970,858
Income before income taxes	411
Recovery of income taxes (note 6)	76,369
Net income for the year	76,780

The accompanying notes are an integral part of these financial statements.

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Corporation)
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2007

(expressed in U.S. dollars)

	$
Capital stock (note 4)	
Balance - Beginning of year	1,500,000
Shares issued during the year	-
Balance - End of year	1,500,000
Retained earnings - Beginning of year	54,254
Net income for the year	76,780
Retained earnings - End of year	131,034
	1,631,034

The accompanying notes are an integral part of these financial statements.

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Corporation)
Statement of Cash Flows
For the year ended December 31, 2007

(expressed in U.S. dollars)

	$
Cash provided by (used in)	
Operating activities	
Net income for the year	76,780
Changes in operating assets and liabilities	
Decrease in due from carrying broker	1,222,924
Increase in other assets	(75,661)
Decrease in due to carrying broker	(1,239,831)
Increase in accounts payable and accrued liabilities	17,508
Increase in cash during the year	1,720
Cash - Beginning of year	1,596,206
Cash - End of year	1,597,926
Supplementary cash flow information	
Interest paid	44
Income taxes paid	9,781

The accompanying notes are an integral part of these financial statements.

(expressed in U.S. dollars)

1 Incorporation and corporate activities

Dundee Securities Inc. (the Company) was incorporated under the Ontario Business Corporations Act on September 20, 1995. The Company is a wholly owned subsidiary of Dundee Securities Corporation (Dundee Securities), which is incorporated under the Ontario Business Corporations Act and operates as an investment dealer. Dundee Securities is a member of the Investment Dealers Association of Canada and Canadian Investor Protection Fund (CIPF). The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary source of revenue is commission income for securities trade execution for U.S. resident clients. The Company clears all transactions with and for clients on a fully disclosed basis through its parent, Dundee Securities. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

2 Summary of significant accounting policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions

Clients' securities transactions are recorded on a settlement date basis, with related commission income and expenses recorded on a trade-date basis.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

The fair values of the Company's assets and liabilities, which qualify as financial instruments, approximate the carrying values presented in the statement of financial condition.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange, while revenue and expense items are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency transactions are included in net income.

(expressed in U.S. dollars)

3 Related party transactions

Under an operating agreement dated January 1, 2007, the Company has entered into an arrangement with its parent, Dundee Securities, whereby Dundee Securities performs certain securities trading activities and recordkeeping services as agent for the Company. The Company recorded an expense of $2,944,598 for these services.

The Company recorded variable compensation of $2,973,482, which is paid or payable to employees of Dundee Securities.

The balance due to carrying broker of $79,485 is due to Dundee Securities. This amount is due on demand and is non-interest-bearing.

4 Capital stock

Authorized
Unlimited common shares without par value

Issued and outstanding

	$
1,500,001 common shares	1,500,000

5 Regulatory net capital requirement

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital requirement under the basic method, which requires that the Company maintain minimum net capital, as defined, greater than $100,000 or 6-2/3% of its aggregate indebtedness. As at December 31, 2007, the Company had excess net capital of $1,350,800.

6 Income taxes

The Company is taxed in a Canadian jurisdiction and, as such, is bound by Canadian tax laws. Certain of the Company's gains relating to foreign exchange transactions are not deemed to be part of the income tax calculation.

The components of the income tax benefit for the year ended December 31, 2007 comprise a future income tax benefit amounting to $76,369.

The Company's future income tax asset, included in other assets, comprises Ontario corporate minimum tax paid, which is recoverable against future Ontario corporate taxes until 2011 and non-capital loss carry-forwards which are recoverable against future corporate taxes until 2026 and 2027.

END